UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the plan year ended December 31, 2016

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number 1-11978

A.  Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE MANITOWOC COMPANY, INC. RETIREMENT SAVINGS PLAN

B.  Name of the issuer of securities held pursuant to the plan and the address of it’s principal executive office:

THE MANITOWOC COMPANY, INC.
2400 South 44th Street
Manitowoc, WI 54220

 REQUIRED INFORMATION
The following financial statement and schedules of The Manitowoc Company, Inc. Retirement Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

The Manitowoc Company, Inc. Retirement Savings Plan Manitowoc, Wisconsin Financial Statements and Supplemental Schedule Years Ended December 31, 2016 and 2015

The Manitowoc Company, Inc. Retirement Savings Plan

Financial Statements and Supplemental Schedule
Years Ended December 31, 2016 and 2015

Table of Contents

Report of Independent Registered Public Accounting Firm    1
Financial Statements
Statements of Net Assets Available for Benefits    2
Statements of Changes in Net Assets Available for Benefits    3
Notes to Financial Statements    4
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)    23

Report of Independent Registered Public Accounting Firm

Plan Administrator
The Manitowoc Company, Inc.
Retirement Savings Plan
Manitowoc, Wisconsin

We have audited the accompanying statements of net assets available for benefits of The Manitowoc Company, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in accordance with accounting principles generally accepted in the United States.

The supplemental information in the accompanying schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of The Manitowoc Company, Inc. Retirement Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Wipfli LLP
La Crosse, Wisconsin

June 29, 2017

The Manitowoc Company, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015

Assets

Investments - Interest in The Manitowoc Company, Inc. Employees'
Profit Sharing Trust	$46,866,583	$117,319,043

Receivables:
Employer contributions	1,498	—
Employee contributions	7,224	—
Interest	1,307	5,451
Notes receivable from participants	4,435	891,727
Total receivables	14,464	897,178

Net assets available for benefits	$46,881,047	$118,216,221

See accompanying notes to financial statements.

The Manitowoc Company, Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2016 and 2015

	2016	2015

Investment income - Interest in net appreciation (depreciation) in fair value
of The Manitowoc Company, Inc. Employees' Profit Sharing Trust	$7,961,051	$(6,756,264)
Interest income on notes receivable from participants	546	35,858
Contributions:
Employer	264,998	858,642
Participant	1,116,704	3,007,392
Rollover	344	87,697
Total contributions	1,382,046	3,953,731
Deductions:
Benefits paid to participants	12,677,066	13,959,199
Plan administrative expenses	107,354	178,930
Transfers to other plan	67,894,397	520,752
Total deductions	80,678,817	14,658,881
Net decrease in net assets available for benefits	(71,335,174)	(17,425,556)
Net assets available for benefits at beginning	118,216,221	135,641,777
Net assets available for benefits at end	$46,881,047	$118,216,221

See accompanying notes to financial statements.

The Manitowoc Company, Inc. Retirement Savings Plan

Notes to Financial Statements

Note 1    Plan Description

The following description of The Manitowoc Company, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a retirement savings plan under Section 401(k) of the Internal Revenue Code (IRC). The Plan is available to all eligible employees of participating companies of The Manitowoc Company, Inc. (the “Company”). Eligible employees include hourly domestic employees who are covered by a collective bargaining agreement between the participating company and the union representing employees of the participating company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company Retirement Plan Committee (the “Committee”) is responsible for oversight of the Plan. The Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance, and reports to the Board of Directors.

Participants in the Plan include collectively bargained employees of Manitowoc Cranes, Inc., which is a wholly owned subsidiary or division of the Company and are eligible to participate upon hire and are automatically enrolled at a contribution rate of 4% of gross wages, unless they affirmatively elect not to participate in the Plan.

The Manitowoc Company, Inc. Retirement Savings Plan

Notes to Financial Statements

Note 1    Plan Description (Continued)

Contributions

Total annual contributions to a participant’s account are limited to the lesser of 100% of the participant’s compensation for the year or the maximum contribution subject to limitations established by the Internal Revenue Service (IRS). Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. The Plan also allows direct rollovers from other qualified plans. Rollovers are not matched.

Participants that are employed by Manitowoc Cranes, Inc. who are members of the Office and Professional Employees International Union Local 9 - AFL-CIO; and International Brotherhood of Electrical Workers - Local 158 receive matching contributions at the rate of 25% of the first 4% of eligible compensation.

Participants that are employed by Manitowoc Cranes, Inc. who are members of Boilermakers Union - Local No. 443; Local Lodge 516 of the International Association of Machinist and Aerospace Workers Union AFL-CIO and Teamsters Union - Local No. 075 had a change in their match effective with the pay date that occurred on May 6, 2016. The two unions now receive matching contributions at the rate of 50%, of the first 4% of eligible compensation. Previously, the employer matching contributions 25% on the first 4% of compensation.

All participants in the Plan are eligible for a discretionary profit sharing contribution. There were no discretionary profit sharing contributions for the 2016 or 2015 plan years.

The Manitowoc Company, Inc. Retirement Savings Plan

Notes to Financial Statements

Note 1    Plan Description (Continued)

Participants’ Accounts

All investments in participants’ accounts are participant-directed. The Plan allows participants to select from a variety of investment options including common/collective trust funds, mutual funds, and a money market fund.

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and an allocation of plan earnings/losses and is reduced for withdrawals and an allocation of investment expenses (based on account balances and participant investment elections). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Manitowoc Company, Inc. Retirement Savings Plan

Notes to Financial Statements

Note 1    Plan Description (Continued)

Vesting

All employee and rollover contributions and related earnings are 100% vested immediately. Company contributions for Manitowoc Cranes, LLC vest subject to a six-year graded vesting schedule.

Participants who leave the Company because of normal retirement, disability, or death are 100% vested.

Notes Receivable From Participants

In the event of financial hardship, as defined by IRS regulations, Manitowoc Cranes, LLC participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their employee and rollover contributions account balance. The notes are secured by the balance in the participant’s account and bear interest at prime rate plus 1%. Interest rates on existing notes are between 4.25% and 4.50%. Notes are repaid through payroll deductions over a period not to exceed five years.

The Manitowoc Company, Inc. Retirement Savings Plan

Notes to Financial Statements

Note 1    Plan Description (Continued)

Payment of Benefits

Plan benefits are available at normal retirement (age 65), disability retirement, death, and termination of employment with vested interests. Benefits are payable in one lump sum, direct rollover, equal installments over a period of years, or an insurance company single premium nontransferable annuity contract. The Plan also allows for in-service distributions upon attaining age 59½. Distributions may be made as soon as administratively feasible.

Forfeitures

At December 31, 2016 and 2015, forfeited non-vested accounts totaled $65,161 and $23,198, respectively. These accounts will be used to reduce future employer contributions. During 2016 and 2015, $18,945 and $25,509, respectively, were used to reduce employer contributions. Note that forfeitures may also be used to offset plan expenses. During 2016 and 2015, forfeitures used to offset plan expenses were $1,536 and $0, respectively.

Transfers To/From Other Plan

The Plan and the Company allow participants to transfer account balances between another plan sponsored by the Company when they transfer to a new division or their job status changes (i.e., union versus nonunion).

The Manitowoc Company, Inc. Retirement Savings Plan

Notes to Financial Statements

Note 2    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

Use of Estimates

The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Manitowoc Company, Inc. Retirement Savings Plan

Notes to Financial Statements

Note 2    Summary of Significant Accounting Policies (Continued)
Investment Valuation and Income Recognition
The Plan’s investments are commingled with another plan of The Manitowoc Company, Inc. in The Manitowoc Company, Inc. Employees’ Profit Sharing Trust (the “Master Trust”). For a period, January 1, 2016 through March 4, 2016 investments were commingled with two additional plans that participated in The Manitowoc Company, Inc. Employees’ Profit Sharing Trust (the “Master Trust”): Manitowoc Foodservice 401(K) Retirement Plan and Manitowoc Foodservice Retirement Savings Plan.
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Committee determines the Plan’s valuation policies utilizing information provided by its investment advisors and trustee. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded at December 31, 2016 or 2015. If a participant ceases to make loan payments and the plan administrator deems the participant loan to be in default and the participant has reached a distributable event, the participant loan balance is reduced and a benefit payment is recorded.
Administrative Expenses
Administrative expenses and audit fees incurred by the Plan are paid from the assets of the Master Trust. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are either paid directly from the assets of the Master Trust, or through revenue sharing and included in administrative expenses.
Subsequent Events
Subsequent events have been evaluated through the date the financial statements were issued.

The Manitowoc Company, Inc. Retirement Savings Plan

Notes to Financial Statements

Note 2    Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncement

In February 2017, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (a consensus of the Emerging Issues Task Force). ASU 2017-06 clarify presentation requirements for a plan’s interest in a master trust and require more detailed disclosures of the plan’s interest in the master trust. ASU 2017-06 is effective for fiscal years beginning after December 15, 2018 with early adoption permitted, and will be applied retrospectively to each period where financial statements are presented. The Company is currently evaluating the impact the adoption of the standard will have on the Plan’s financial statements and disclosures.

The Manitowoc Company, Inc. Retirement Savings Plan

Notes to Financial Statements

Note 3    Investments in the Master Trust

The Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other retirement plans sponsored by The Manitowoc Company, Inc. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by BMO Harris Bank, N.A. (“BMO”).

The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss), actual distributions, and allocated administrative expenses. At December 31, 2016 and 2015, the Plan’s interest in the net assets of the Master Trust was approximately 16% and 20%, respectively.

Transfers in and out of the Master Trust and certain administrative expenses are specifically identified with the particular plan. Investment income (loss) and certain administrative expenses relating to the Master Trust are allocated to the individual plans based on the ratio of the investment balances of the plans.

Resulting from the separation of The Manitowoc Company into two separate publicly-traded companies on March 4, 2016, this plan was split into two plans effective January 1, 2016. The amount of the assets attributable to the Manitowoc Foodservice employees, $67,798,133, was transferred to Manitowoc Foodservice Retirement Savings Plan.

The Manitowoc Company, Inc. Retirement Savings Plan

Notes to Financial Statements

Note 3    Investments in the Master Trust (Continued)

Net assets held by the Master Trust at December 31, 2016 and 2015 are as follows:

	2016	2015

Investments with fair value determined by
quoted market price:
Common/collective trust funds	$111,684,525	$183,305,517
Mutual funds	175,496,903	408,112,727
Cash	104,285	139,036
Net assets of the Master Trust	287,285,713	591,557,280

Less - Nets assets allocated to The Manitowoc
Company, Inc. 401(K) Retirement Plan	240,419,130	474,238,237
Net assets allocated to the Plan at fair value	$46,866,583	$117,319,043
Investment income recognized by the Master Trust for the years ended December 31, 2016 and 2015 was allocated as follows:

	2016	2015

Investment income:
Interest and dividends	$2,978,170	$7,095,116
Net appreciation (depreciation) in fair value of
investments	35,024,468	(30,056,823)
Less investment expenses of the Master Trust	(105,513)	(12,673)
Total investment income (loss) of the Master Trust	37,897,125	(22,974,380)

Less - Investment income (loss) allocated to The Manitowoc
Company, Inc. 401(K) Retirement Plan	30,638,832	(16,218,116)
Less - Investment income allocated to Manitowoc
Foodservice Retirement Savings Plan	134,351	—
Less - Investment loss allocated to Manitowoc
Foodservice 401(k) Retirement Plan	(837,109)	—
Net investment income (loss) allocated to the Plan	$7,961,051	$(6,756,264)

The Manitowoc Company, Inc. Retirement Savings Plan

Notes to Financial Statements

Note 3    Investments in the Master Trust (Continued)

The following are the changes in net assets for the Master Trust for years ended
December 31, 2016 and 2015:

Net change in assets 12/31/2016

Interest and dividends	$2,978,170
Net appreciation in fair value of investments	35,024,468
Net investment income	38,002,638

Master Trust expenses	(105,513)

Net transfers	(342,193,653)
Decrease in assets	(304,296,528)

Net Assets
Beginning of Year	591,557,280
End of Year	$287,260,752

Net change in assets 12/31/2015

Interest and dividends	$7,095,116
Net investment income	7,095,116

Master Trust expenses	(12,673)
Net depreciation in fair value of investments	(30,056,823)
Net transfers	(32,500,796)
Decrease in assets	(55,475,176)

Net Assets
Beginning of Year	647,032,456
End of Year	$591,557,280

The Manitowoc Company, Inc. Retirement Savings Plan

Notes to Financial Statements

Note 4    Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under Financial Accounting Standards Board Accounting Standards Codification 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets.

•	Quoted prices for identical or similar assets or liabilities in inactive markets.

•	Inputs other than quoted prices that are observable for the asset or liability.

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Manitowoc Company, Inc. Retirement Savings Plan

Notes to Financial Statements

Note 4    Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2015 and 2014.

Common/collective trust funds: Valued at the net asset value (NAV) of units held by the Plan at year-end, provided by the administrator of the fund. The NAV is based on the value of the underlying assets of the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. The Capital Preservation Fund and Stable Value Fund are common/collective trusts that hold a guaranteed investment contract. The guaranteed investment contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer. The balance of the Capital Preservation Fund was transferred to The Stable Value Fund on December 1, 2015. The Manitowoc Company Aggressive Growth Fund, Manitowoc Company Conservative Growth Fund and Manitowoc Company Moderate Growth Fund each held units of the Capital Preservation Fund until December 1, 2015, when the balances of these funds were transferred to the Vanguard Target Retirement Funds applicable to the participants’ age groups.

Mutual funds: Valued at the NAV provided by the administrator of the fund. The NAV is a quoted price in an active market.

Money market fund: Valued using $1 for the NAV. The NAV is a quoted price in an active market.

The Manitowoc Company, Inc. Retirement Savings Plan

Notes to Financial Statements

Note 4    Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2016 and 2015:

	Fair Value Measurements at December 31, 2016
	(Level 1)	(Level 2)	(Level 3)	Total
Total mutual funds	$175,496,903	$—	$—	$175,496,903
Investments measured				—
at net asset value (a)	—	—	—	111,684,525
Total assets at fair value	$175,496,903	$—	$—	$287,181,428

	Fair Value Measurements at December 31, 2015
	(Level 1)	(Level 2)	(Level 3)	Total
Total mutual funds	$408,112,727	$—	$—	$408,112,727
Investments measured				—
at net asset value (a)	—	—	—	183,305,517
Total assets at fair value	$408,112,727	$—	$—	$591,418,244

The Manitowoc Company, Inc. Retirement Savings Plan

Notes to Financial Statements

Note 4    Fair Value Measurements (Continued)

(a)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The Manitowoc Company, Inc. Retirement Savings Plan

Notes to Financial Statements

Note 5    Net Asset Value Per Share

The following tables set forth additional disclosures of the Master Trust’s investments whose fair value is estimated using net asset value per share as of December 31, 2016 and 2015:

	Fair Value Estimated Using Net Asset Value
	per Share as of December 31, 2016
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Restrictions	Period
Manitowoc Company, Inc.				Written or
Common Stock Fund (a)	$15,352,864	$—	Daily	telephone notice	1 day
Manitowoc Foodservice,				Written or
Inc. Stock Fund (a)	33,626,943	—	Daily	telephone notice	1 day
MTW Stable Value Fund				Written or
(b)	62,704,719	—	Daily	telephone notice	1 day

Fair Value Estimated Using Net Asset Value
per Share as of December 31, 2015
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Restrictions	Period
Manitowoc Company, Inc.				Written or
Common Stock Fund (a)	$69,705,305	$—	Daily	telephone notice	1 day
MTW Stable Value Fund				Written or
(b)	113,600,212	—	Daily	telephone notice	1 day

The Manitowoc Company, Inc. Retirement Savings Plan

Notes to Financial Statements

Note 5    Net Asset Value Per Share (Continued)

(a)
This is a single stock portfolio that tracks the performance of The Manitowoc Company, Inc. common stock or the Manitowoc Foodservice, Inc common stock. The price of the stock can fluctuate from day to day or month to month, and is designed for individuals who invest for the long term and can tolerate short-term volatility.

(b)	The objective of this investment is to seek safety of principle and consistency of return while attempting to maintain minimal volatility.

Note 6    Party-in-Interest Transactions

Transactions involving The Manitowoc Company, Inc. common stock and notes receivable from participants are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of ERISA regulations.

Certain plan investments are common/collective trust funds, money market fund, and guaranteed investment contracts managed by BMO. BMO is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee directly for administrative expenses amounted to $0 and $105,023 for 2016 and 2015, respectively. There were no fees paid to the trustee through revenue sharing for 2016 or 2015. The Plan also paid fees directly to Morgan Stanley Global Banking for investment advisory services in the amount of $15,000 for 2016 and $15,000 for 2015. The plan paid recordkeeping fees to OneAmerica in the amount of $56,679 for 2016 and $30,569 for 2015 and paid audit fees to Wipfli LLP in the amount of $11,750 and $10,600 for the plans years ended December 31, 2016 and 2015, respectively.

The Manitowoc Company, Inc. Retirement Savings Plan

Notes to Financial Statements

Note 7    Plan Termination

The Plan may have experienced a partial termination in 2016.  The Company previously requested a favorable determination letter for the Plan in January, 2016 and they have notified the assigned agent that they intend to supplement that application with a request regarding the possible partial termination.  The Company will resolve the matter and make any necessary preparations before processing forfeitures for 2016 or 2017 terminations.

The employer intends to continue the Plan indefinitely; however, the employer reserves the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants’ accounts shall become 100% vested and distributed to participants in accordance with the Plan’s provisions.

Note 8    Tax-Exempt Status of the Plan

On September 26, 2013, the IRS declared that the Plan is qualified pursuant to Section 401 of the IRC. Plan management believes any amendments and events since the effective date of the last IRS determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 9    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2016 and 2015, to Form 5500:

	2016	2015

Net assets available for benefits per the
financial statements:	$46,881,047	$118,216,221
Deemed distributions on defaulted loans	—	(39,907)
Pending distributions	(38,701)	(46,053)
Net assets available for benefits per Form 5500	$46,842,346	$118,130,261

The Manitowoc Company, Inc. Retirement Savings Plan

Notes to Financial Statements

Note 9    Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of the change in net assets available for benefits per the financial statement for the plan year December 31, 2016 and 2015, to Form 5500:

	2016	2015

Net increase/decrease in net assets available for benefits
per the financial statements:	$(71,335,174)	$(17,425,556)
Deemed distributions on defaulted loans	39,907	1,770
Pending distributions	7,352	(7,163)
Change in net assets per Form 5500	$(71,287,915)	$(17,430,949)

Note 10    Risks and Uncertainties

The Master Trust’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 11    Voluntary Correction Program

The Company filed a Voluntary Correction Program (VCP) submission with the IRS on January 31, 2011, to address the manner in which the Plan’s hardship and in-service distributions were approved for plan participants. These items did not have a material impact on the Plan’s net assets available for benefits, and the Company does not expect the VCP submission to affect the Plan’s tax status. As of December 31, 2016, the submission is still outstanding.

Supplemental Schedule

The Manitowoc Company, Inc. Retirement Savings Plan
Plan's EIN #39-0448110 Plan #019

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

Identity of Issue,	Description of Investment Including Maturity
Borrower, Lessor,	Date, Rate of Interest, Collateral, Par, or		Current
or Similar Party	Maturity Value	Cost	Value
Participant Loans *	4.25% to 4.50% notes, maturing through May 2018	$—	$4,435
* Denotes party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin on the 29th day of June, 2017.

THE MANITOWOC COMPANY, INC.
401(k) RETIREMENT PLAN

/s/ Louis F. Raymond
Louis F. Raymond
Vice President, General Counsel and Secretary

/s/ Barry L. Pennypacker
Barry L. Pennypacker
President and Chief Executive Officer

/s/ David J. Antoniuk
David J. Antoniuk
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description	Filed Herewith

23.1	Consent of WIPFLI LLP	X